FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                May 3, 2007

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: May 3, 2007
                                                 By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary





AGM Chairmans comments


3 May 2007



Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, conducted its Annual General Meeting today.



John Buchanan, Chairman, commenting on the results for 2006 said



"2006 was a good year for Smith & Nephew, despite challenging markets. Overall our revenues grew by an underlying 8 % and our adjusted attributable profits by 7 %. The growth of our four businesses is driven by demographic changes and we were particularly pleased with the out-turn for the year and the return of market conditions to the long-term growth trend implied by the ageing population.



Since I took over as Chairman a year ago I have become increasingly confident in the powerful long term growth characteristics of the medical devices sector and our position within it.



Underlying demographic changes continue to drive the growth of the overall market in all four of our business areas. At the same time the demand from active, informed patients for high quality medical devices further expands the demands for our products.



We have leading edge products and the competitive ability to develop attractive new products in the sector. Our quality distribution channels allow us to meet market demands and continue to increase our market share.



These factors are expected to enable us to continue long-term generation of profitable revenue growth. In addition, the Earnings Improvement Programme announced today will add margin improvements over the next few years.



I believe our shareholders can share the Board's confidence in the company's ability to generate long term value into the future."



The full text of this speech is available on the Smith & Nephew website at www.smith-nephew.com.



Enquiries


Liz Hewitt                                         Tel:   +44 (0) 20 7401 7646
Smith & Nephew
Group Director Corporate Affairs

Financial Dynamics
David Yates - London                               Tel:   +44 (0) 20 7831 3113
Jonathan Birt - New York                           Tel:   +1 212 850 5634


About Smith & Nephew



Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.



Smith & Nephew is dedicated to helping improve people's lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company has 8,800 employees and operates in 31 countries around the world generating annual sales approaching $2.8 billion.



Forward-Looking Statements



This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.



All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.